Rule 424(b)(3)
                                                                   No. 333-67787

                        CNL HOSPITALITY PROPERTIES, INC.

         This Supplement is part of, and should be read in conjunction with, the Prospectus dated March 30, 2000. Capitalized terms used in this Supplement have the same meaning as in the Prospectus unless otherwise stated herein.

         Information as to proposed properties for which the Company has received initial commitments is presented as of April 18, 2000, and all references to commitments should be read in that context. Proposed properties for which the Company receives initial commitments, as well as property acquisitions that occur after April 18, 2000, will be reported in a subsequent Supplement.


                               RECENT DEVELOPMENTS

         The Company recently entered into a commitment to acquire two WyndhamSM Hotels located in Billerica, Massachusetts and Denver, Colorado. The Billerica property opened in May 1999 and has 210 guest rooms, including 14 suites, and the Denver property opened in November 1999 and has 180 guest rooms, including 18 suites.


                                  THE OFFERINGS

         Upon completion of its Initial Offering on June 17, 1999, the Company had received aggregate subscriptions for 15,007,264 Shares totalling $150,072,637 in Gross Proceeds, from 5,567 stockholders, including 7,264 Shares ($72,637) issued pursuant to the Reinvestment Plan. Following the completion of the Initial Offering, the Company commenced this offering of up to 27,500,000 Shares. As of April 18, 2000, the Company had received aggregate subscriptions for 34,834,773 Shares totalling $348,347,729 in Gross Proceeds, including 74,863 Shares ($748,625) issued pursuant to the Reinvestment Plan from its Initial Offering and this offering. As of April 18, 2000, net proceeds to the Company from its offerings of Shares and capital contributions from the Advisor, after deduction of Selling Commissions, marketing support and due diligence expense reimbursement fees and Organizational and Offering Expenses totalled approximately $309,300,000. The Company has used Net Offering Proceeds to invest, directly or indirectly, approximately $136,500,000 in 11 hotel Properties, to pay $7,120,800 as deposits on seven additional hotel Properties, to redeem approximately 27,490 Shares of Common Stock for $252,955 and to pay approximately $17,000,000 in Acquisition Fees and certain Acquisition Expenses, leaving approximately $148,400,000 available to invest in Properties and Mortgage Loans.

PENDING INVESTMENTS

         As of April 18, 2000, the Company had initial commitments to acquire, directly or indirectly, eight hotel properties. These properties are one Courtyard(R) by Marriott(R) (in Orlando, Florida), one Fairfield Inn(R) by Marriott(R) (in Orlando, Florida), two SpringHill Suites(R) (one in each of Orlando, Florida and Gaithersburg, Maryland), one Residence Inn(R) by Marriott(R) (in Merrifield, Virginia), one TownePlace Suites(R) (in Newark, California) and two Wyndham Hotels (one in each of Billerica, Massachusetts and Denver, Colorado). The acquisition of each of these properties is subject to the fulfillment of certain conditions. There can be no assurance that any or all of the conditions will be satisfied or, if satisfied, that one or more of these properties will be acquired by the Company. If acquired, the leases of these properties are expected to be entered into on substantially the same terms described in the section of the Prospectus entitled "Business Description of Property Leases." In order to acquire all of these properties, the Company must obtain additional funds through the receipt of additional offering proceeds and/or debt financing.



April 25, 2000                                  Prospectus Dated March 30, 2000

         Leases. Set forth below are summarized terms expected to apply to the leases for each of the properties. More detailed information relating to a property and its related lease will be provided at such time, if any, as the property is acquired.


                               Estimated Purchase     Lease Term and             Minimum Annual
Property                           Price              Renewal Options                Rent                   Percentage Rent
--------                           -----              ---------------                ----                   ---------------

Courtyard by Marriott                   (2)         15 years; two ten-year   10% of the Company's     for each lease year after the
Orlando, FL (1)                                     renewal options          total cost to purchase   second lease year, 7% of
(the "Courtyard Little Lake                                                  the property             revenues in excess of revenues
Bryan Property")                                                                                      for the second lease year
Hotel under construction

Fairfield Inn by Marriott               (2)         15 years; two ten-year   10% of the Company's     for each lease year after the
Orlando, FL (1)                                     renewal options          total cost to purchase   second lease year, 7% of
(the "Fairfield Inn Little Lake                                              the property             revenues in excess of revenues
Bryan Property")                                                                                      for the second lease year
Hotel under construction

SpringHill Suites by Marriott           (2)         15 years; two ten-year   10% of the Company's     for each lease year after the
Orlando, FL (1)                                     renewal options          total cost to purchase   second lease year, 7% of
(the "SpringHill Suites Little                                               the property             revenues in excess of revenues
Lake Bryan Property")                                                                                 for the second lease year
Hotel under construction

Residence Inn by Marriott           $18,816,000     15 years; two ten-year   10% of the Company's     for each lease year after the
Merrifield, VA (3)                                  renewal options          total cost to purchase   second lease year, 7% of
(the "Residence Inn Merrifield                                               the property             revenues in excess of revenues
Property")                                                                                            for the second lease year
Hotel under construction

SpringHill Suites                   $15,215,000     15 years; two ten-year   10% of the Company's     for each lease year after the
Gaithersburg, MD (3)                                renewal options          total cost to purchase   second lease year, 7% of
(the "SpringHill Suites                                                      the property             revenues in excess of revenues
Gaithersburg Property")                                                                               for the second lease year
Hotel under construction

TownePlace Suites                   $13,600,000     15 years; two ten-year   10% of the Company's     for each lease year after the
Newark, CA (3)(4)                                   renewal options          total cost to purchase   second lease year, 7% of
(the "TownePlace Suites Newark                                               the property             revenues in excess of revenues
Property")                                                                                            for the second lease year
Hotel under construction




                               Estimated Purchase     Lease Term and             Minimum Annual
Property                           Price              Renewal Options                Rent                          Percentage Rent
--------                           -----              ---------------                ----                          ---------------

Wyndham Hotel                   $25,092,000         15 years; three five-year  10% of the Company's total cost to         (7)
Billerica, MA (5)                                   renewal options            purchase the property; increases
(the "Wyndham Billerica                                                        to 10.25% after the first lease
Property")                                                                     year, 10.50% after the second
Existing Hotel                                                                 lease year and every year
                                                                               thereafter during the lease term
                                                                               (6)

Wyndham Hotel                   $18,353,000         15 years; three five-year  10% of the Company's total cost to         (7)
Denver, CO (5)                                      renewal options            purchase the property; increases
(the "Wyndham Denver                                                           to 10.25% after the first lease
Property")                                                                     year, 10.50% after the second
Existing Hotel                                                                 lease year and every year
                                                                               thereafter during the lease term
                                                                               (6)

------------------------------------

FOOTNOTES:

(1)      The leases for the  Courtyard  Little Lake  Bryan,  the  Fairfield  Inn
         Little  Lake  Bryan  and  the  SpringHill   Suites  Little  Lake  Bryan
         Properties are expected to be with the same unaffiliated lessee.

(2) The anticipated aggregate purchase price for the Courtyard Little Lake Bryan, Fairfield Inn Little Lake Bryan and SpringHill Suites Little Lake Bryan Properties is approximately $100 million.

(3) The leases for the Residence Inn Merrifield, the SpringHill Suites Gaithersburg and the TownePlace Suites Newark Properties are expected to be with the same unaffiliated lessee.

(4) The Company may be obligated to fund up to an additional $1 million in construction costs relating to this Property.

(5) The leases for the Wyndham Billerica and the Wyndham Denver Properties are expected to be with the same unaffiliated lessee.

(6) In connection with the Wyndham Billerica and the Wyndham Denver Properties, the Company may be required to make an additional payment (the "Earnout Amount") of up to a total of $2,471,500 if certain earnout provisions are achieved within three years after the acquisition date. Thereafter, the Company will no longer be obligated to make any payments under the earnout provision. The Earnout Amount is equal to the difference between the earnings before interest, taxes, depreciation and amortization expense adjusted by the earnout factor (7.33), and the initial purchase price. Rental income will be adjusted upward in accordance with the lease agreements for any amount paid.

(7) Percentage rent for the Wyndham Billerica and the Wyndham Denver Properties shall equal 10% of the aggregate amount of all revenues exceeding $13,683,000 per annum.

         Wyndham Billerica Property. The Wyndham Billerica Property, which opened in May 1999, is a Wyndham Hotel with a new prototype design located in Billerica, Massachusetts, a suburb of Boston. The Wyndham Billerica Property has 210 guest rooms, including 14 suites, 4,346 square feet of meeting space, a 64-seat restaurant, a 33-seat lounge, a library, an indoor pool and a fitness center and spa. The property is located within Technology Park, a 1.8 million square-foot commercial park. The hotel is within a four-mile radius of approximately 3.7 million square feet of office, light industrial, and research and development space. The property is accessible by a variety of local and interstate highways, and is less than 25 miles from Logan International Airport. The Billerica area is home to a number of high-technology companies and serves as the world headquarters for a major computer technology company. Billerica is approximately 26 miles from Boston and its numerous historical sites, including The Freedom Trail, Paul Revere's House, Old North Church, Faneuil Hall and the newly restored U.S.S. Constitution, the U.S. Navy's oldest commissioned ship.

         Wyndham Denver Property. The Wyndham Denver Property, which opened in November 1999, is a Wyndham Hotel with a new prototype design located in Denver, Colorado. The Wyndham Denver Property has 180 guest rooms, including 18 suites, 4,040 square feet of meeting space, a 64-seat restaurant, a 33-seat lounge, a library, an indoor pool and a fitness center and spa. The property is located within the Denver Tech Center, a 12 million square-foot high-technology park with approximately 1,000 companies and more than 30,000 employees. The center is currently under expansion and several major companies are acquiring additional office space near the center. Four other office parks are within seven miles of the hotel, including Greenwood Plaza, Inverness Business Park, Waterview Development and Meridian International Business Center. A fifth office park, ParkRidge Corporate Center, is currently under construction. In total, more than 21 million square feet of office space is within a seven-mile radius of the hotel. The property is accessible by a variety of local and interstate highways, and is approximately 25 miles from Denver International Airport. According to Hospitality Valuation Services (HVS) data, Denver is known as a hub for cable operations and the telecommunications industry. Several cable, satellite broadcast and telephone companies, as well as investment firms, have facilities in the southern region of Denver.

         Wyndham Brands. The brand, Wyndham Hotels & Resorts(R), is part of Wyndham International's portfolio of lodging brands. According to Wyndham's company overview, Wyndham International is one of the world's largest hospitality and lodging companies serving business and leisure travelers with hotels and resorts located in major metropolitan business centers and leading vacation markets in the United States, Canada, the Caribbean, Mexico and Europe. According to Wyndham data, as of February 2, 2000, Wyndham International owns, leases, manages and franchises more than 300 hotels totalling more than 70,000 guest rooms.